OMB APPROVAL
OMB Number: 3235-0116
Expires: September 30, 2007
Estimated average burden Hours per response: 6.20

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITES EXCHANGE ACT OF 1934

For the month of December, 2006

Commission File Number 28980

ROYAL STANDARD MINERALS INC. (Translation of registrant's name into English)
3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473 (Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ________

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Standard Minerals Inc.
(Registrant)
Date: December 29, 2006	By \S\ Roland M. Larsen
President & CEO

SEC1815 (05-06)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion (the “MD&A”) of the financial condition and results of operations of Royal Standard Minerals Inc. (the “Corporation” or “Company”) constitutes management’s review of the factors that affected the Corporation’s financial and operating performance in the third quarter ended October 31, 2006. The MD&A was prepared as of December 26, 2006 and should be read in conjunction with the audited annual financial statements for the year ended January 31, 2006 of the corporation, including the notes thereto. Unless otherwise stated, all amounts discussed herein are denominated in United States dollars.

Overview

The Corporation is currently active in the State of Nevada, with projects in Nye, Elko, Churchill and Lyon Counties, Nevada. The Corporation’s common shares are listed on the TSX Venture Exchange symbol RSM and on the US OTC:BB symbol RYSMF.

The Gold Wedge project can be considered to be an advanced exploration development project that is fully permitted by the Nevada Department of Environmental Protection (NDEP) for a mine and mill. This project was the major focus of the Company in fiscal 2006 and will continue to be its focus in fiscal 2007.

The Corporation has been evaluating other investment opportunities in Nevada as part of an effort to improve upon the Corporation’s production capacity. Capital for the development of the current controlled projects and any future acquisitions are envisioned to come from equity and debt financing.

Results of Operations

The net loss for the nine months ending October 31, 2006 was $5,761,128 as compared to $1,009,165 for the nine months ending October 20, 2005. The difference of $4,751,963 is principally the result of 3,140,000 common share stock options granted by the Company on May 2, 2006 to certain directors and a consultant resulting in a Stock Option Compensation expense of $4,086,399 versus $427,806 in the prior period. Consulting fees increased to $1,247,254 for the nine months ending October 31, 2006 from $225,845 for the same period in the prior year.

General and Administrative expenses increased from $151,999 for nine months ending October 31, 2005 to $268,718 for the nine months ending October 31, 2006. Amortization increased from $18,411 for the nine months ended October 31, 2005 to $403,575 for the nine months ending October 31, 2006. All increases are a direct result of increased activity on the Company’s mineral projects.

Offsetting the aforementioned increases in expenses are interest income of $248,381 for the nine months ended October 31, 2006 versus none for the same period in 2005. In addition, the Company wrote off exploration properties amounting to $336,932 during the nine months ended October 31, 2005 versus none during the current period.

The Corporation owns 100% interest in eight (8) projects in four (4) gold-silver districts in Nevada. These projects include the Goldwedge project in Nye County, the Pinon, Railroad, Mustang Canyon, and Dark Star projects in Elko County, the Fondaway Canyon, Dixie, and Comstock projects in Churchill County and the Como project in Lyon County, Nevada.

Gold Wedge Project

The Gold Wedge project represents the most advanced project located in the Manhattan district about eight (8) miles south of the Round Mountain mine and has been issued a mine and mill permit by the Nevada Department of Environmental Protection (NDEP). RSM has commenced the mining program which includes mining of the defined mineralized zones concurrently with the second phase of decline development. The program focuses upon drifting within the eastern most gold mineralized zone accessed during the 2004 decline construction. An initial bulk sampling program has begun and the surface facilities to process this material is currently under final construction. Surface infrastructure at Goldwedge includes primary and secondary crushing facilities and the gold recovery system. The plant containment building has been completed. In addition, a heap leach pad, silt and fresh water ponds have been completed.

On June 29, 2005 the Company entered into a 5-year Purchase Option Agreement with a private individual for all of his patented and unpatented mining claims in the Manhattan Mining District located in Nye County, Nevada. The land package totals approximately 1600 acres (4 patented, 70 unpatented claims). This property position adjoins the Company's Goldwedge Mine. The land package includes a number of exploration targets which are of interest to the Company. In addition, the Company's option includes the Dixie Comstock claim group located in Churchill County, Nevada. The Dixie Comstock is a 1500 acre property containing an epithermal gold system that has been explored by a number of major mining companies over the past 20 years. It is considered to be an attractive advanced exploration project. The Company is currently engaged in the completion of a 43-101 property report. The Company has agreed to pay $35,000 upon the execution of the Agreement. Annual option payments of $48,000 are to be applied to a total purchase price of $600,000 – there are no royalties.

Pinon-Railroad Project

The Company has also developed the necessary construction plans for the Pinon-Railroad project including surface, heap leach facilities design and open pit modeling of the deposits. All of this work was completed in preparation for the filing of a mining permit application with the US Bureau of Mines (BLM) by fiscal year-end 2007. A second objective is to complete feasibility studies for the Pinon/Railroad near surface oxide deposits.

Other Projects

The Company signed an Exploration and Option Agreement with Metallic Ventures ("Metallic") to explore the Mustang Canyon Project in Esmeralda County, Nevada. The agreement gives the Company the exclusive option to acquire 50% interest in the Mustang Canyon Project by spending $20,000 per year in exploration expenditures with the objective to identify a measured resource by June 30, 2010. Upon identification of a measured resource and completion of a 43-101 report, the Company will earn a 50% interest in the project. The Company may terminate the Agreement at any time after spending the initial $20,000 by providing 30 days written notice to Metallic. When the Company has exercised its option to acquire a 50% interest in the project, Metallic and the Company will establish a Joint Venture in respect to the project, on a 50/50 basis. Further expenditures on the Mustang Canyon Project will then be made by the Joint Venture. The Company will be the operator of the joint venture as long as it has at least a 50% interest in the joint venture.

Liquidity and Capital Resources

The Corporation’s cash balance as of October 31, 2006 was $10,716,568 compared to $1,527,847 at October 31, 2005. The Company also had $443,120 (market value $446,624) in short term investments at October 31, 2006 compared to $0 in 2005 and $529,244 in Marketable Securities at October 31, 2006 compared to $86,124 in 2005. The increases are attributable to the private placement offerings completed during 2005 and the first quarter of 2006.

On April 27, 2006, the Company completed a private placement of 12,975,967 units of the Company at $1.15 CDN per unit raising gross proceeds of $13,286,762 ($14,922,362 CDN). Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant is exercisable at $1.75 CDN into one common share of the Company until April 26, 2008. The fair value of the common share purchase warrants was estimated, on the date of closing, using the Black-Scholes option pricing model, with the following assumptions: dividend yield 0%, expected volatility of 638%, risk-free interest rate of 4.13% and an expected life of 24 months. The value assigned to the warrants is $6,643,382 ($7,461,182 CDN).

On March 31, 2005 the Company completed the first round of a private placement by issuing 8,750,000 units at a price of $0.35 CDN for gross proceeds of $2,531,829 ($3,062,500 CDN). Each unit consisted of one common share and one-half common share purchase warrant. Each whole warrant will entitle the holder to subscribe for one additional share at a price of $0.50 CDN until March 31, 2007.

In addition, Canaccord Capital Corporation, the agent for the offering, as partial compensation for their services, received 82,000 common shares and 1,353,500 warrants, each warrant entitles Canaccord to acquire one additional common share of the Company at an exercise price of $0.50 CDN until March 31, 2007.

A second round of the financing was completed on April 26, 2005. 1,500,000 units were issued at a price of $0.35 CDN for gross proceeds of $426,615 ($525,000 CDN). Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant will entitle the holder to subscribe for one additional share at a price of $0.50 CDN per share until April 26, 2007.

Haywood Securities Inc. ("Haywood") and Canaccord (the "Agents") acted as agents in this round of financing. As partial compensation for their services, the Agents received 45,000 common shares and 247,500 warrants, each warrant entitling the Agents to acquire one additional common share of the Company at an exercise price of $0.50 CDN until April 26, 2007.

On April 29, 2005, the Company issued 50,000 units at a price of $0.35 CDN per unit for gross proceeds of $14,296 ($17,500 CDN). Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant entitled the holder to subscribe for one additional share at a price of $0.50 CDN per share until April 29, 2007.

On May 5, 2005, the Company completed the third and final round of private placements by issuing 1,831,000 units at a price of $0.35 CDN for gross proceeds of $495,808 ($640,850 CDN). Each unit consists of one common share and one-half common share purchase warrant. Each whole warrant entitled the holder to subscribe for one additional share at a price of $0.50 CDN per share until May 5, 2007.

Current assets as at October 31, 2006 were $11,890,513 as compared to $1,633,223 at October 31, 2005. Exploration properties at October 31, 2006 were $6,075,718 compared to $4,320,746 at October 31, 2005 and represent an increase of $1,754,972 Equipment increased from $117,234 at October 31, 2005 to $2,295,909 at October 31, 2006 resulting in an increase of $2,178,675. Both increases are the result of continued construction at the Gold Wedge Project. Total assets as at October 31, 2006 were $20,393,907 as compared to $6,202,970 at October 31, 2005. This represents an increase of $14,190,937 and is due primarily to the aforementioned private placement offering in April 2006.

Current liabilities as at October 31, 2006 were $150,497 compared to $54,264 at October 31, 2005, and represent current trade payables.

Management believes that, subject to the achievement of significant revenue producing operations, equity and debt financings will remain the single major source of cash flow for the Corporation. However, there is no assurance that the Company can successfully obtain such financings in future periods.

The Corporation is authorized to issue an unlimited number of Common Shares of which 78,265,275 are outstanding as at October 31, 2006. As at October 31, 2006 the Corporation had outstanding options to purchase 7,826,500 common shares with exercise prices from $0.26-1.44 CDN per share and expiration dates ranging from April 2007 to October 2011. The Corporation also had 11,214,271 Warrants outstanding as of October 31, 2006. The exercise prices of the Warrants range from $0.50 CDN to $1.75 CDN and, if not exercised, expire from March 31, 2007 through April 26, 2008. (See notes 4-6 of the Company’s October, 2006 unaudited financial statements for more details about the Company’s stock, stock options and warrants.)

Selected Annual Financial Information

The following selected financial information is derived from the annual financial statements of the Corporation and should be read in conjunction with such statements, including the notes thereto:

	January 31
	2006	2005	2004
Statement of Operations
Revenue	$0	$0	$0
Administrative Expenses	$1,493,095	$572,318	$565,907
Net loss for the year	$(1,611,057)	$(475,409)	$(554,626)
Deficit, beginning of year	$(7,852,833)	$(7,377,424)	$(6,822,798)
Deficit, end of year	$(9,463,890)	$(7,852,833)	$(7,377,424)
Earnings (loss) per common share basic and diluted	$(0.03)	$(0.01)	$(0.02)
Balance Sheet	2006	2005	2004
Current Assets	$1,445,200	$541,835	$273,291
Interest in Mineral Properties and Related Deferred Exploration Costs	$3,810,519	$2,664,127	$1,253,444
Equipment, Net	$1,258,994	$37,735	$52,656
Current Liabilities	($221,733)	($104,087)	($106,178)

Selected Quarterly Financial Information

The following is a summary of selected financial information of the Corporation for the quarterly periods indicated:

	3 Mos Ended October 31, 2006	3 Mos Ended July 31, 2006	3 Mos Ended April 30, 2006	3 Mos Ended January 31, 2006	3 Mos Ended October 31, 2005	3 Mos Ended July 31, 2005	3 Mos Ended April 30, 2005	3 Mos Ended January 31, 2005
Revenue	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00	$0.00
Expenses	($459,454)	($4,438,205)	($863,469)	($601,892)	($368,642)	($298,257)	($342,266)	($264,345)
Net Income (Loss)	($459,454)	($4,438,205)	($863,469)	($601,892)	($368,642)	($298,257)	($342,266)	($264,345)
Net Income (Loss) per Common share basic and diluted	(0.01)	(0.06)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)

Exploration Properties

The following table reflects the exploration properties and expenditures during the six months ending July 31, 2006.

	Opening Balance January 31, 2006	Additions (See details below)	Ending Balance October 31, 2006
Gold Wedge Project	$2,636,862	$1,996,306	$4,633,168
Como Project	108,050	0	108,050
Railroad Project	175,670	0	175,670
Pinon Project	762,285	268,893	1,031,178
Fondaway Project	127,652	0	127,652
	$3,810,519	$1,342,206	$5,152,725

Detail of Mineral Property Additions

Gold Wedge Project
Opening balance	$2,636,862
Project administration and general	257,906
Drilling	1,504,343
Acquisition costs	234,057
Total Gold Wedge Project	$4,633,168

Como Project
Opening balance	$108,050
Total Como Project	$108,050

Railroad Project
Opening balance	$175,670
Total Railroad Project	$175,670

Pinon Project
Opening balance	$762,285
Drilling
Acquisition & Holding Costs	164,466
Project administration and general	104,427,
Total Pinon Project	$1,031,078

Fondaway Project
Opening balance	$127,652
Total Fondaway Project	$127,652

TOTAL	$5,152,725

Equipment

	January 31,
	2006	2005	2004
Cost
Exploration equipment	$1,475,201	$62,065	$62,065
Office equipment	16,936	16,936	16,936
	1,492,137	79,001	79,001

Accumulated amortization
Exploration equipment	220,669	34,537	22,321
Office equipment	12,474	6,729	4,024
	233,143	41,266	26,345

Net carrying value
Exploration equipment	1,254,532	27,528	39,744
Office equipment	4,462	10,207	12,912
	$1,258,994	$37,735	$52,656

Transactions with Related Parties

1. Following is a summary of transactions of the Corporation with Sharpe Resources Corporation during the fiscal year ended January 31, 2006. Sharpe Resources is considered to be related to the Company because of common management.

• Market shares in the amount of $86,124 consist of shares of Sharpe Resources Corporation, a publicly held Canadian company engaged in the exploration for and production of petroleum and natural gas properties in the United States. The market value of the shares at January 31, 2006 was $226,538 (2005 - $96,684, 2004 – did not own the shares).

• At January 31, 2006, $108,293 is owed to Sharpe Resources.

2. The amount of $18,049 is a receivable from the President and Director of the Company.

3. Consulting fees for 2006 include a bonus of $170,000 (October 31, 2005 - $nil) paid to a current director and officer of the Company. This transaction was in the normal course of operations and was measured at the exchange value, which represented the amount of consideration established and agreed to by the related parties.

Lawsuit

On September 25, 2006, Royal Standard filed a lawsuit in the British Columbia Supreme Court in Vancouver, British Columbia against two former employees of the Company, Luke Norman (“Norman”) and Timothy Master (“Master”). The complaint alleges that while employed by Royal Standard and thereafter, contrary to their duties to Royal Standard, Norman and Master participated in a pattern of behavior which included the dissemination of misleading or incorrect information, interference with corporate operations, communications with shareholders without proper authority, soliciting votes from shareholders contrary to securities law, conspiring against management in an attempt to impair the business of Royal Standard.

In November 2006 Mr. Norman filed a counter complaint against Royal Standard Minerals Inc. without specifying damages. In the opinion of management this complaint is without merit.

For more details see note 10 of the unaudited financial statements for the nine months ending October 31, 2006.

Changes in Accounting Policies

In January 2005, the Canadian Institute of Chartered Accountants issued four new accounting standards: Handbook Section 1530, Comprehensive Income, Handbook Section 3251, Equity, Handbook Section 3855, Financial Instruments – Recognition and Measurement and Handbook Section 3865, Hedges. These standards are effective for interim and annual consolidated financial statements for the Company's reporting periods beginning February 1, 2007.

Risk and Uncertainties

At the present time, the Corporation’s viability and potential success lie in its ability to develop, exploit and generate revenue out of its current and future precious metal properties. The Corporation’s ability to acquire and develop it current precious metal properties and any new properties is a function of its ability to raise the necessary capital to pursue the efforts successfully.

The Corporation has limited financial resources and there is no assurance that additional capital will be available to it for further acquisitions, exploration and development of new or existing projects. Although the Corporation has been successful in the past in obtaining financing there is no guarantee that it will be successful in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Corporation with the possible dilution or loss of such interests.

Forward Looking Statements

This MD&A includes certain “forward-looking statements” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Corporation’s businesses, operations, plans and other such matters are forward-looking statements. When used in this MD&A, the words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, actual results of current exploration activities, changes in project parameters as plans continue to be refined unavailability of financing, fluctuations in oil and gas prices and other factors. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Additional Information

Additional information relating to the Corporation, including the annual information form of the Corporation, can be found on SEDAR at www.sedar.com and on the Corporation’s website at www.royalstandardminerals.com.

\s\ Roland M. Larsen

Roland M. Larsen

President

Heathsville, VA

December 26, 2006